Exhibit 12.1

CALCULATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(dollars in thousands)

	Period from Inception (June 20, 2013) to December 31,	Years Ended December 31,		Nine Months Ended September 30,
	2013	2014	2015	2016
	(in thousands)			(in thousands)
Earnings (loss):
Net loss	$(3,170)	$(12,968)	$(35,056)	$(35,976)
Add: Fixed charges (see below)	—	93	342	380

	$(3,170)	$(12,875)	$(34,714)	$(35,596)
Fixed charges:
Interest expense	$—	$17	$97	$148
Interest factor of rent expense(1)	—	76	245	232

Total fixed charges	$—	$93	$342	$380
Ratio of earnings to fixed charges(2)	—	—	—	—

Deficiency of earnings available to cover fixed charges	$(3,170)	$(12,968)	$(35,056)	$(35,976)

Preferred stock dividends(3)	$8	$71	$23	$—

Total combined fixed charges and preferred stock dividends(3)	$8	$164	$365	$380

Ratios of earnings to combined fixed charges and preferred stock dividends(4)	—	—	—	—

Deficiency of earnings available to cover combined fixed charges and preferred stock dividends	$(3,178)	$(13,039)	$(35,079)	$(35,976)

(1)	One third of rent expense was included in the calculation as it is a reasonable approximation of the interest factor.
(2)	We incurred losses for the period from inception (June 20, 2013) to December 31, 2013, years ended December 31, 2014 and 2015 and nine months ended September 30, 2016. Accordingly, our earnings were insufficient to cover fixed charges for such periods, and we are unable to disclose a ratio of earnings to fixed charges for such periods.
(3)	Preferred stock dividends relate to the accretion of convertible preferred stock to redemption value. We accrete preferred stock to redemption value in full in the reporting period the charge occurs.
(4)	We incurred losses for the period from inception (June 20, 2013) to December 31, 2013, years ended December 31, 2014 and 2015 and nine months ended September 30, 2016. Accordingly, our earnings were insufficient to cover fixed charges and preferred stock dividends for such periods, and we are unable to disclose a ratio of earnings to combined fixed charges and preferred stock dividends for such periods.